Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2023 and 2022

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2023	2022
Assets
Current assets
Cash		$255,563	$225,665
Trade and other receivables	6	102,763	113,182
Inventories	7	187,438	155,012
Prepaid expenses and other current assets		19,272	20,106
Other financial assets	8	1,582	1,063
Taxes receivable		5,538	9,153
		572,156	524,181
Receivables	6	13,435	13,329
Inventories	7	41,288	50,725
Other financial assets	8	9,619	9,799
Intangibles and other assets	9	48,002	49,841
Property, plant and equipment	10	3,546,370	3,552,430
Deferred tax assets		137,112	125,638
		$4,367,982	$4,325,943
Liabilities
Current liabilities
Trade and other payables		$201,041	$211,467
Taxes payable		8,873	4,051
Other liabilities	11	66,403	46,806
Other financial liabilities	12	24,333	33,301
Gold prepayment liability	13	32,255	71,208
Lease liabilities	14	17,620	16,156
Current portion of long-term debt	15	40,000	-
Deferred revenue	16	80,644	64,658
		471,169	447,647
Other financial liabilities	12	51,134	52,446
Gold prepayment liability	13	38,607	-
Lease liabilities	14	39,045	44,863
Long-term debt	15	1,185,023	1,184,162
Deferred revenue	16	379,538	404,880
Pension obligations		3,180	3,262
Other employee benefits		90,811	86,340
Environmental and other provisions	17	276,954	279,240
Deferred tax liabilities		258,000	251,294
		2,793,461	2,754,134
Equity
Share capital	19b	1,780,892	1,780,774
Reserves		25,583	26,538
Retained earnings		(231,954)	(235,503)
		1,574,521	1,571,809
		$4,367,982	$4,325,943
Commitments (note 22)

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars, except per share amounts)

		Three months ended March 31,
	Note	2023	2022
Revenue	5a	$295,219	$378,619
Cost of sales
Mine operating costs		161,284	212,260
Depreciation and amortization	5b	67,422	81,091
		228,706	293,351

Gross profit		66,513	85,268
Selling and administrative expenses		9,146	11,841
Exploration expenses		8,242	18,630
Other expenses	3, 5c	4,959	9,048
Re-evaluation adjustment - environmental provision	17	(8,240)	(79,856)
Results from operating activities		52,406	125,605
Net interest expense on long term debt	5d	17,007	16,898
Accretion on streaming arrangements	5d	6,501	4,836
Change in fair value of financial instruments	5d	5,597	7,216
Other net finance costs	5d	5,871	7,794
Net finance expense		34,976	36,744
Profit before tax		17,430	88,861
Tax expense	18	11,973	25,046
Profit for the period		$5,457	$63,815

Profit per share
Basic and diluted		$0.02	$0.24

Weighted average number of common shares outstanding:
Basic	20	262,030,805	261,689,263
Diluted	20	262,324,929	262,267,240

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

		Three months ended March 31,
	Note	2023	2022
Cash generated from operating activities:
Profit for the period		$5,457	$63,815
Tax expense	18	11,973	25,046
Items not affecting cash:
Depreciation and amortization	5b	67,752	81,533
Share-based compensation		1,195	3,303
Net finance expense	5d	34,976	36,744
Inventory adjustments	7	-	(461)
Amortization of deferred revenue and variable consideration	5a	(15,857)	(28,219)
Pension and other employee benefit payments, net of accruals		3,074	(708)
Re-evaluation adjustment - environmental obligation	17	(8,240)	(79,856)
Decommissioning and restoration payments		(904)	(3,341)
Other	23a	(4,860)	(4,052)
Taxes paid		(8,958)	(16,189)
Operating cash flow before changes in non-cash working capital		85,608	77,615
Change in non-cash working capital	23b	(14,329)	(14,308)
		71,279	63,307
Cash used in investing activities:
Acquisition of property, plant and equipment	3	(64,952)	(52,122)
Community agreements	3	(1,912)	(3,772)
Net proceeds from disposal of investments		53	-
Proceeds from disposition of property, plant and equipment		138	-
Interest received		1,597	162
		(65,076)	(55,732)
Cash generated from (used in) financing activities:
Proceeds from drawdown of revolving credit facility	15b	40,000	-
Interest paid on long-term debt		-	(31,875)
Financing costs		(3,133)	(3,151)
Lease payments	14	(5,364)	(9,863)
Gold prepayment repayments	13	(6,428)	(18,623)
Net proceeds from exercise of stock options		78	868
Dividends paid	19b	(1,908)	(2,075)
		23,245	(64,719)
Effect of movement in exchange rates on cash		450	(486)
Net increase (decrease) in cash		29,898	(57,630)
Cash, beginning of the period		225,665	270,989
Cash, end of the period		$255,563	$213,359

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Profit (Loss) (Unaudited and in thousands of US dollars)

	Three months ended March 31,
	2023	2022
Profit for the period	$5,457	$63,815

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain on translation of foreign currency balances	136	3,308
	136	3,308

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	15	175
Tax effect	(4)	(46)
Remeasurement - actuarial (loss) gain	(1,245)	18,017
Tax effect	(270)	790
	(1,504)	18,936

Other comprehensive (loss) income net of tax, for the period	(1,368)	22,244
Total comprehensive profit for the period	$4,089	$86,059

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	63,815	63,815
Other comprehensive income	-	-	3,308	18,936	-	22,244
Total comprehensive income (loss)	-	-	3,308	18,936	63,815	86,059
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2,075)	(2,075)
Stock options	-	298	-	-	-	298
Issuance of shares related to stock options redeemed	1,334	(466)	-	-	-	868
Total contributions by and distributions to owners	1,334	(168)	-	-	(2,075)	(909)

Balance, March 31, 2022	$1,780,182	$57,160	$6,215	$(41,481)	$(240,098)	$1,561,978
Profit	-	-	-	-	6,567	6,567
Other comprehensive (loss) income	-	-	(20,974)	24,275	-	3,301
Total comprehensive (loss) income	-	-	(20,974)	24,275	6,567	9,868
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,972)	(1,972)
Stock options	-	1,550	-	-	-	1,550
Issuance of shares related to stock options redeemed	592	(207)	-	-	-	385
Total contributions by and distributions to owners	592	1,343	-	-	(1,972)	(37)

Balance, December 31, 2022	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809
Profit	-	-	-	-	5,457	5,457
Other comprehensive income (loss)	-	-	136	(1,504)	-	(1,368)
Total comprehensive income (loss)	-	-	136	(1,504)	5,457	4,089
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,908)	(1,908)
Stock options	-	453	-	-	-	453
Issuance of shares related to stock options redeemed	118	(40)	-	-	-	78
Total contributions by and distributions to owners	118	413	-	-	(1,908)	(1,377)

Balance, March 31, 2023	$1,780,892	$58,916	$(14,623)	$(18,710)	$(231,954)	$1,574,521

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three months ended March 31, 2023 and 2022 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at March 31, 2023 and 2022 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason").

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on May 8, 2023.

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2022, except as noted below.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

(c) Estimation uncertainty:

The Company has assessed the economic impacts of the novel coronavirus pandemic, Russia's invasion of Ukraine and heightened social unrest following a change in Peru's political leadership in early December 2022 on its condensed consolidated interim financial statements. As at March 31, 2023, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially impacted.

In making this judgment, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Evaluation expense has been reclassified and presented within other expenses on the condensed consolidated interim income statements. Community agreement payments were previously included within acquisition of property, plant and equipment in the investing activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within investing activities. These reclassifications had no effect on the previously reported net loss, cash used in investing activities and net equity.

4. New standards

New standards and interpretations adopted

(a) Amendment to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

The amendments to IAS 1 amendments help companies provide useful accounting policy disclosures. The adoption of the new standard effective January 1, 2023 did not impact the interim financial statements of the Company.

New standards issued but not yet effective

(b) Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended March 31,
	2023	2022
Copper	$164,242	$208,989
Zinc	19,842	66,426
Gold	74,926	67,552
Silver	6,301	6,621
Molybdenum	18,962	9,194
Other	239	2,437
Revenue from contracts	284,512	361,219
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	5,392	13,202
Amortization of deferred revenue - silver	5,580	11,772
Amortization of deferred revenue - variable consideration adjustments - prior periods	4,885	3,245
	15,857	28,219
Pricing and volume adjustments [2]	13,345	1,264
	313,714	390,702
Treatment and refining charges	(18,495)	(12,083)
	$295,219	$378,619

1 See note 16.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 16). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase of revenue of $4,885 for the three months ended March 31, 2023 (March 31, 2022 - increase of revenue of $3,245).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

    (b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended March 31,
	2023	2022
Cost of sales	$67,422	$81,091
Selling and administrative expenses	330	442
	$67,752	$81,533

  (c) Other expenses

	Three months ended March 31,
	2023	2022
Regional costs	$1,069	$1,219
Loss (gain) on disposal of PP&E	69	(532)
Amortization of community costs (other assets)	340	562
Restructuring - Manitoba	-	748
Care & maintenance - Manitoba	3,995	-
Evaluation costs	91	7,036
Other	(605)	15
	$4,959	$9,048

The Flin Flon concentrator and tailings impoundment has been shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three months ended March 31, 2023, care & maintenance costs were $3,995.

During the first quarter of 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine of $748. These costs were related to activities performed in advance of the mine's expected closure in June 2022.

Evaluation expenses incurred during the first quarter of 2022 primarily relate to Preliminary Economic Assessment study costs of Arizona's Copper World Complex.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

(d) Net finance expense

	Three months ended March 31,
	2023	2022
Net interest expense on long-term debt
Interest expense on long-term debt	$17,007	$16,898
Accretion on streaming arrangements (note 16)
Additions	6,597	7,363
Variable consideration adjustments - prior periods	(96)	(2,527)
	6,501	4,836
Change in fair value of financial assets and liabilities at fair value through profit or loss
Gold prepayment liability (note 13)	6,097	9,108
Investments	(500)	(1,892)
	5,597	7,216
Other net finance costs
Net foreign exchange loss	306	1,506
Accretion on community agreements measured at amortized cost	763	610
Accretion on environmental provisions	2,404	1,892
Accretion on Wheaton refund liability	139	-
Withholding taxes	1,405	1,563
Loss on disposal of investments	652	-
Other finance expense	1,730	2,325
Interest income	(1,528)	(102)
	5,871	7,794
Net finance expense	$34,976	$36,744

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

6. Trade and other receivables

	Mar. 31, 2023	Dec. 31, 2022
Current
Trade receivables	$74,376	$84,096
Statutory receivables	23,193	25,544
Other receivables	5,194	3,542
	102,763	113,182
Non-current
Taxes receivable	13,435	13,329
	$116,198	$126,511

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

7. Inventories

	Mar. 31, 2023	Dec. 31, 2022
Current
Stockpile	$24,784	$26,235
Finished goods	93,199	68,029
Materials and supplies	69,455	60,748
	187,438	155,012
Non-current
Stockpile	32,100	42,785
Materials and supplies	9,188	7,940
	41,288	50,725
	$228,726	$205,737

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $204,910 for the three months ended March 31, 2023 (three months ended March 31, 2022 - $261,174).

During the three months ended March 31, 2023, Hudbay recognized a recovery of nil in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value (three months ended March 31, 2022 - recovery of $461). Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.

The increase in finished goods and work in progress inventory for the three months ended March 31, 2023 primarily related to a buildup of copper concentrate in Peru caused by the protests and civil unrest in the southern Peru mining corridor early in the first quarter. However, these disruptions have abated since mid-February. Transportation of Constancia's concentrate and critical supplies has since returned to normal.

8. Other financial assets

	Mar. 31, 2023	Dec. 31, 2022
Current
Derivative assets	$1,096	$577
Restricted cash	486	486
	1,582	1,063

Non-current
Investments at fair value through profit or loss	9,619	9,799
	$11,201	$10,862

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

9. Intangibles and other assets

Intangibles and other assets of $48,002 (December 31, 2022 - $49,841) includes $43,404 of other assets (December 31, 2022 - $45,074) and $4,598 of intangibles (December 31, 2022 - $4,767).

Other assets represent the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 5c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

10. Property, plant and equipment

Mar. 31, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$75,992	$-	$75,992
Capital works in progress	778,086	-	778,086
Mining properties	1,985,330	(918,733)	1,066,597
Plant and equipment	2,774,680	(1,219,959)	1,554,721
Plant and equipment-ROU Assets[1]	202,704	(131,730)	70,974
	$5,816,792	$(2,270,422)	$3,546,370

Dec. 31, 2022	Cost [2]	Accumulated depreciation and amortization [2]	Carrying amount
Exploration and evaluation assets	$75,981	$-	$75,981
Capital works in progress	778,851	-	778,851
Mining properties	1,952,814	(891,803)	1,061,011
Plant and equipment	2,742,617	(1,181,209)	1,561,408
Plant and equipment - ROU Assets[1]	202,437	(127,258)	75,179
	$5,752,700	$(2,200,270)	$3,552,430

1 Includes $5,149 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2022 - $5,413 related to the Arizona segment).

2 An inconsequential offsetting adjustment to the Mining properties December 31, 2022 cost and accumulated depreciation and amortization closing balance has been reflected in the current period. There is no impact to the carrying amount.

An indicator of impairment was identified in the three months ended March 31, 2023 as a result of an updated life of mine ("LOM") plan for Peru which included updated costs reflecting recently experienced inflationary pressures. As such, management determined that a detailed impairment evaluation as at March 31, 2023 was required for the Peru CGU.

For the impairment test completed at March 31, 2023, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 16 years for the Peru CGU.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% for the Peru CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group's CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2023 to 2027 and long-term forecasts for years beginning in 2028. The cash flow calculations utilized a copper price of $3.75/lb starting in 2023. The cash flow calculations utilized a long-term copper price of $3.75/lb, and capital, operating and reclamation costs based on the most current LOM plans. A value of $210,000 was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company's financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU's fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered. As of March 31, 2023, a reasonably possible change in one of the key assumptions, all else being equal, may cause the carrying value to exceed the recoverable amount.

Management determined that the fair value less cost to dispose exceeded the carrying value of the Peru CGU, accordingly no impairment was recorded.

11. Other liabilities

	Mar. 31, 2023	Dec. 31, 2022

Advances from customers	$38,973	$15,086
Environmental and other provisions (note 17)	19,849	24,091
Pension liability	4,053	4,146
Other employee benefits	3,528	3,483
	$66,403	$46,806

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

12. Other financial liabilities

	Mar. 31, 2023	Dec. 31, 2022
Current
Derivative liabilities	$7,982	$17,995
Deferred Rosemont acquisition consideration	9,855	9,713
Agreements with communities recorded at amortized cost	6,496	5,593
	24,333	33,301

Non-current
Deferred Rosemont acquisition consideration	9,297	9,163
Agreements with communities recorded at amortized cost	35,513	36,900
Wheaton refund liability (note 16)	6,324	6,383
	51,134	52,446
	$75,467	$85,747

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

13. Gold prepayment liability

        Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2023	Dec. 31, 2022
Current	$32,255	$71,208
Non-current	38,607	-
	$70,862	$71,208

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2022	$140,008
Change in fair value recorded in profit or loss	3,426
Change in fair value recorded in other comprehensive income	(512)
Repayments	(71,714)
Balance, December 31, 2022	$71,208
Change in fair value recorded in income statement (note 5d)	6,097
Change in fair value recorded in other comprehensive income	(15)
Repayments	(6,428)
Balance, March 31, 2023	$70,862

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Deliveries of the outstanding 37,500 gold ounces under the new agreements will resume in monthly amounts starting in October 2023 until August 2024.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

14. Lease liability

Balance, January 1, 2022	$78,002
Additional capitalized leases	27,984
Lease payments	(35,770)
Derecognized leases	(8,918)
Accretion and other movements	(279)
Balance, December 31, 2022	$61,019
Additional capitalized leases	560
Lease payments	(5,364)
Accretion and other movements	450
Balance, March 31, 2023	$56,665

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2023	Dec. 31, 2022
Current	$17,620	$16,156
Non-current	39,045	44,863
	$56,665	$61,019

Hudbay has entered into leases which expire between 2023 and 2037. The interest rates on leases which were capitalized have interest rates between 2.39% and 8.49%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2023	2022
Short-term leases	$1,175	$11,770
Low value leases	112	204
Variable leases	6,394	10,437
Total	$7,681	$22,411

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

15. Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2023	Dec. 31, 2022
Senior unsecured notes (a)	$1,188,733	$1,188,132
Senior secured revolving credit facilities (b)	36,290	(3,970)
	1,225,023	1,184,162
Less: current portion	(40,000)	-
	$1,185,023	$1,184,162

(a) Senior unsecured notes

Balance, January 1, 2022	$1,185,805
Accretion of transaction costs and premiums	2,327
Balance, December 31, 2022	$1,188,132
Accretion of transaction costs and premiums	601
Balance, March 31, 2023	$1,188,733

As at March 31, 2023, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Copper World and Mason projects and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Arizona business unit.

(b) Senior secured revolving credit facilities

Balance, January 1, 2022	$(5,531)
Accretion of transaction costs	1,761
Transaction costs	(200)
Balance, December 31, 2022 [1]	$(3,970)
Proceeds from drawdown	40,000
Accretion of transaction costs	295
Transaction costs	(35)
Balance, March 31, 2023	$36,290

1 Balance, representing deferred transaction costs, is in an asset position.

On March 24, 2023, Hudbay drew $40,000 under its Canadian revolving credit facility.

As at March 31, 2023, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25,551 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

Surety bonds

The Arizona segment had $12,835 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $118,008 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

On August 22, 2022, Hudbay closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at March 31, 2023, the Manitoba segment had $56,763 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

16. Deferred revenue

Peru Stream Agreement

For the three months ended March 31, 2023, the drawdown rates for the Peru stream agreement for gold and silver were $820 and $15.26 per ounce, respectively (year ended December 31, 2022 - $734 and $14.95 per ounce, respectively).

777 Stream Agreement

As of September 30, 2022 all of 777's precious metals reserves and inventory levels have been depleted and we expect no further drawdown of deferred revenue.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a refund liability (note 12), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

The following table summarizes changes in deferred revenue:

Balance, January 1, 2022	$515,326
Amortization of deferred revenue
Liability drawdown	(72,229)
Variable consideration adjustments - prior periods	(959)
Accretion on streaming arrangements
Current year additions	28,718
Variable consideration adjustments - prior periods	(940)
Effects of changes in foreign exchange	(378)
Balance, December 31, 2022	$469,538
Amortization of deferred revenue (note 5a)
Liability drawdown	(10,972)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements (note 5d)
Current year-to-date additions	6,597
Variable consideration adjustments - prior periods	(96)
Balance, March 31, 2023	$460,182

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023 the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $4,885 and a decrease of finance expense of $96 for the three months ended March 31, 2023 (December 31, 2022 - increase in revenue of $959 and an decrease of finance expense of $940).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2023	Dec. 31, 2022
Current	$80,644	$64,658
Non-current	379,538	404,880
	$460,182	$469,538

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

17. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 11)	$4,290	$7,390	$1,374	$880	$5,915	$19,849
Non-current	271,565	-	1,143	640	3,606	276,954
	$275,855	$7,390	$2,517	$1,520	$9,521	$296,803

Dec. 31, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 11)	$4,162	$6,872	$4,836	$1,736	$6,485	$24,091
Non-current	272,240	-	2,019	1,253	3,728	279,240
	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331

1 Relates primarily to restructuring costs and other non-capital provisions.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the first quarter of 2023, the Company recorded a non-cash gain of $8,240 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The current quarter was impacted by a decrease in implied inflation rates, partially offset by decreases in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim income statements.

As at March 31, 2023, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.88% to 4.32% per annum (December 31, 2022 - 3.26% to 4.75%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the first quarter of 2022, the Company recorded a non-cash gain of $79,856 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first quarter revaluation was substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

18. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended March 31,
	2023	2022
Current:
Income taxes expense	$10,765	$5,477
Mining taxes expense	6,357	4,978
	17,122	10,455
Deferred:
Income tax (recoveries) expense - origination, revaluation and/or reversal of temporary differences	(3,722)	9,601
Mining tax (recoveries) expense - origination, revaluation and/or reversal of temporary difference	(1,999)	4,990
Adjustments in respect of prior years	572	-
	(5,149)	14,591
	$11,973	$25,046

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Three months ended Mar. 31, 2023		Year ended Dec. 31, 2022
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	262,019,857	$1,780,774	261,598,312	$1,778,848
Exercise of options	27,705	118	421,545	1,926
Balance, end of period	262,047,562	$1,780,892	262,019,857	$1,780,774

During the three months ended March 31, 2023, the Company declared a dividend of C$0.01 per share. The Company paid $1,908 in dividends on March 24, 2023 to shareholders of record as of March 7, 2023.

During the year ended December 31, 2022, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,075 and $1,972 in dividends on March 25, 2022 and September 23, 2022 to shareholders of record as of March 8, 2022 and September 2, 2022.

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Mar. 31, 2023		Dec. 31, 2022
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,528,760	$7.38	1,659,288	$5.71
Number of units granted	801,661	$6.75	602,614	$9.77
Exercised	(27,705)	$3.76	(421,545)	$3.80
Forfeited	(27,848)	$8.37	(311,597)	$7.94
Balance, end of period	2,274,868	$7.19	1,528,760	$7.38

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the period	Mar. 31, 2023	Dec. 31, 2022
Weighted average share price at grant date (CAD)	$6.75	$9.77
Risk-free rate	3.40%	1.81%
Expected dividend yield	0.3%	0.2%
Expected stock price volatility (based on historical volatility)	56.0%	55.9%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$3.90	$5.45

The following table outlines stock options outstanding and exercisable:

Mar. 31, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	610,966	3.9	$3.76	610,966	$3.76
$4.83 - $5.90	3,275	6.4	$5.89	1,091	$5.89
$5.91 - $6.75	798,554	6.9	$6.75	-	$-
$6.76 - $10.17	502,832	5.9	$9.77	173,180	$9.72
$10.18 - $10.42	359,241	4.9	$10.42	241,674	$10.42

Dec. 31, 2022
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	644,983	4.2	$3.76	264,553	$3.76
$3.93 - $9.00	30,283	5.9	$6.92	9,194	$7.04
$9.01 - $9.92	487,005	6.2	$9.92	-	$-
$9.93 - $10.42	366,489	5.2	$10.42	122,628	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

20. Earnings per share

	Three months ended March 31,
	2023	2022
Weighted average common shares outstanding
Basic	262,030,805	261,689,263
Plus net incremental shares from:
Assumed conversion: stock options	294,124	577,977
Diluted weighted average common shares outstanding	262,324,929	262,267,240

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Mar. 31, 2023		Dec. 31, 2022
	FV	CV	FV	CV
Financial assets at amortized cost
Cash[1]	$255,563	$255,563	$225,665	$225,665
Restricted cash[1]	486	486	486	486
Fair value through profit or loss
Trade and other receivables 1, [2,3]	79,570	79,570	87,638	87,638
Non-hedge derivative assets [4]	1,096	1,096	577	577
Investments [5]	9,619	9,619	9,799	9,799
Total financial assets	$346,334	$346,334	$324,165	$324,165
Financial liabilities at amortized cost
Trade and other payables1, [2]	185,984	185,984	195,872	195,872
Deferred Rosemont acquisition consideration [8]	19,152	19,152	18,876	18,876
Agreements with communities [6]	36,929	42,009	35,870	42,493
Wheaton refund liability[10]	8,117	6,324	7,744	6,383
Senior unsecured notes [7]	1,127,190	1,188,733	1,094,988	1,188,132
Senior secured revolving credit facilities	36,290	36,290	-	-
Fair value through profit or loss
Gold prepayment liability [9]	70,862	70,862	71,208	71,208
Non-hedge derivative liabilities [4]	7,982	7,982	17,995	17,995
Total financial liabilities	$1,492,506	$1,557,336	$1,442,553	$1,540,959

1 Cash, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.

4 Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

7 Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at period end.

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 13) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the three months ended March 31, 2023 was a gain of $15 (year ended December 31, 2022 was a gain of $512).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 16) and current market rate at period end for fair value.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2023	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,096	$-	$1,096
Investments	9,619	-	-	9,619
	$9,619	$1,096	$-	$10,715
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$7,982	$-	$7,982
Gold prepayment liability	-	70,862	-	70,862
Financial liabilities at amortized cost:
Agreements with communities	-	-	36,929	36,929
Wheaton refund liability	-	-	8,117	8,117
Senior secured revolving credit facilities	36,290	-	-	36,290
Senior unsecured notes	1,127,190	-	-	1,127,190
	$1,163,480	$78,844	$45,046	$1,287,370

December 31, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$577	$-	$577
Investments	9,799	-	-	9,799
	$9,799	$577	$-	$10,376
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$17,995	$-	$17,995
Gold prepayment liability	-	71,208	-	71,208
Financial liabilities at amortized cost:	-		-
Agreements with communities	-	-	35,870	35,870
Wheaton refund liability	-	-	7,744	7,744
Senior unsecured notes	1,094,988	-	-	1,094,988
	$1,094,988	$89,203	$43,614	$1,227,805

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2023 and year ended December 31, 2022, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2022.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2023, Hudbay had 51.6 million pounds of net copper swaps outstanding at an effective average price of $3.93/lb and settling from April to August 2023. As at December 31, 2022, Hudbay had 89.7 million pounds of net copper swaps outstanding at an effective average price of $3.61/lb and settling from January to May 2023. The aggregate fair value of the transactions at March 31, 2023 was a liability of $7,874 (December 31, 2022 - a liability position of $17,269).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at March 31, 2023, Hudbay had 12.7 million pounds of net zinc swaps outstanding at an effective average price of $1.41/lb and settling from April to June 2023. As at December 31, 2022, Hudbay had 17.5 million pounds of net zinc swaps outstanding at an effective average price of $1.32/lb and settling from January to March 2023. The aggregate fair value of the transactions at March 31, 2023 was an asset of $988 (December 31, 2022 - a liability position of $149).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

As at March 31, 2023 and December 31, 2022, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2023	Dec. 31, 2022
Copper	pounds (in thousands)	50,239	79,833	4.09	3.80
Gold	troy ounces	21,689	22,079	2,094	1,823
Silver	troy ounces	75,471	71,809	24.12	23.91
Zinc Concentrate	pounds (in thousands)	13,823	18,145	1.33	1.35

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at March 31, 2023, was an asset position of $6,677 (December 31, 2022 - an asset position of $20,285).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 13) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at March 31, 2023 was a liability of $70,862 (December 31, 2022 - a liability of $71,208).

22. Commitments

            Capital commitments

As at March 31, 2023, Hudbay had outstanding capital commitments in Canada of approximately $4,393 of which $4,389 can be terminated, approximately $28,309 in Peru, all of which can be terminated, and approximately $42,748 in Arizona, primarily related to the Copper World Complex, of which approximately $7,180 can be terminated by Hudbay.

23. Supplementary cash flow information

(a) Other cash (used in) / generated from operating activities:

	Three months ended March 31,
	2023	2022
Amortization of community agreements	$1,610	$562
Share based compensation paid	(5,817)	(5,111)
Loss (gain) on disposal of property, plant & equipment	69	(532)
Restructuring - Manitoba	(575)	748
Other	(147)	281
	$(4,860)	$(4,052)

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

(b) Change in non-cash working capital:

	Three months ended March 31,
	2023	2022
Change in:
Trade and other receivables	$9,780	$20,715
Other financial assets/liabilities	(10,531)	4,726
Inventories	(19,290)	(18,723)
Prepaid expenses	766	(313)
Trade and other payables	(18,934)	(11,258)
Provisions and other liabilities	23,880	(8,893)
	$(14,329)	$(14,308)

(c) Non-cash transactions:

During the year ended March 31, 2023 and 2022, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $6,112 (March 31, 2022 - a net increase of $14,182), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $560 (March 31, 2022 - $7,772) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include nil capital additions related to agreements with communities (March 31, 2022 - $1,225).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

24. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three Months Ended March 31, 2023
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$108,417	$186,802	$-	$-	$295,219
Cost of sales
Mine operating costs	69,898	91,386	-	-	161,284
Depreciation and amortization	25,462	41,960	-	-	67,422
Gross profit	13,057	53,456	-	-	66,513
Selling and administrative expenses	-	-	-	9,146	9,146
Exploration expenses	4,578	3,509	-	155	8,242
Other expenses	3,549	1,221	175	14	4,959
Re-evaluation adjustment - environmental provision	(8,240)	-	-	-	(8,240)
Results from operating activities	$13,170	$48,726	$(175)	$(9,315)	$52,406
Net interest expense on long term debt					17,007
Accretion on streaming arrangements					6,501
Change in fair value of financial instruments					5,597
Other net finance costs					5,871
Profit before tax					17,430
Tax expense					11,973
Profit for the period					$5,457

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

Three Months Ended March 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$177,239	$201,380	$-	$-	$378,619
Cost of sales
Mine operating costs	114,907	97,353	-	-	212,260
Depreciation and amortization	32,729	48,362	-	-	81,091
Gross (loss) profit	29,603	55,665	-	-	85,268
Selling and administrative expenses	-	-	-	11,841	11,841
Exploration expenses	6,006	2,603	9,830	191	18,630
Other expenses (income)	762	1,651	6,583	52	9,048
Re-evaluation adjustment - environmental provision	(79,856)	-	-	-	(79,856)
Results from operating activities	$102,691	$51,411	$(16,413)	$(12,084)	$125,605
Net interest expense on long term debt					16,898
Accretion on streaming arrangements					4,836
Change in fair value of financial instruments					7,216
Other net finance costs					7,794
Profit before tax					88,861
Tax expense					25,046
Profit for the period					$63,815

March 31, 2023
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$682,800	$2,520,390	$719,108	$445,684	$4,367,982
Total liabilities	412,477	985,806	33,148	1,362,030	2,793,461
Property, plant and equipment[1]	688,010	2,107,028	710,987	40,345	3,546,370

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

December 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$690,403	$2,532,750	$713,567	$389,223	$4,325,943
Total liabilities	427,107	974,184	36,131	1,316,712	2,754,134
Property, plant and equipment[1]	691,836	2,115,495	704,472	40,627	3,552,430

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2023 and 2022

25. Events after the reporting period

On April 13, 2023, Hudbay entered into an agreement with Copper Mountain Mining Corporation ("Copper Mountain") pursuant to which Hudbay will acquire all of the issued and outstanding common shares of Copper Mountain (the "Proposed Transaction").

Under the terms of the Proposed Transaction, Copper Mountain shareholders will receive 0.381 of a Hudbay common share for each Copper Mountain common share held, representing approximately C$2.67 per Copper Mountain common share and a $439 million equity value based on Hudbay's closing share price on April 12, 2023. The Proposed Transaction will be implemented by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) and, in addition to court approval, is subject to customary closing conditions, including approval by Hudbay and Copper Mountain shareholders and approval under the Competition Act (Canada). The Proposed Transaction is expected to close by late June 2023.